FORM 51-102

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING RESULTS AND FINANCIAL CONDITION OF

TERYL RESOURCES CORP.

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

Management’s Responsibility for Financial Statements

The preparation  of  the financial statements,  conforming  with  GAAP, requires  the  Company's  management to make  estimates  and  assumptions  in  order  to  make  a  determination  of  the  future  values  for  certain  assets  or

liabilities.    Management  believes  such  estimates  have  been  based  on  careful  judgments  and  have  been properly reflected in the accompanying financial statements. Actual results may differ from those estimates.

Management  maintains  a  system  of  internal  controls  to  provide  reasonable  assurance  that  the  Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

1.1  Dated as of October 30,  2009

The  following  discussion  of  the  results  of  operations  of  the  Company  for  the  three  months  ended  August  31,

2009,  and  in  comparison  to  the  same  period  of  the  prior  year,  should  be  read  in  conjunction  with  the

Company’s  Audited  Financial  Statements  and  accompanying  notes  for  the  years  ended  May  31,  2009  and

2008.

1.2  Overall Performance

Teryl   Resources   Corp.   (“Teryl”   or   the   “Company”)   is   engaged   in   the   acquisition,   exploration   and

development   of   natural   resource   properties.   The   Company   currently   has   mineral   property   interests   in

Arizona,  Alaska  and  British  Columbia.  The  main  exploration  and  development  work  over  the  last  several years  has  taken place on  the Gil  claims (gold prospect)  located  in  the Fairbanks Mining District,  Alaska.  The

Gil  joint  venture,  with  Kinross  Gold  Corporation,  is  divided  into  several  mineralized  zones  including  the

Main  Gil  and  the  North  Gil.  The  Gil  claims  are  adjacent  to  the  producing  Fort  Knox  deposit  owned  by

Kinross  Gold  Corporation.  Teryl,  Inc.,  a  subsidiary  of  the  Company,  owns  a  20%  working  interest  and

Kinross Gold has an 80% working interest in the Gil joint venture.

The  Company,  through  its  subsidiary,  Teryl,  Inc.,  owns  a  100%  interest  in  the West  Ridge  claims,  subject  to a 1% NSR to the State of Alaska, located in the Fairbanks Alaska mining district. Also through its subsidiary,

Teryl,  Inc.,  the  Company  owns  28  claim  blocks,  consisting  of  602  acres  in  the  Warren  Mining  District,

Cochise County, Arizona.

Period Highlights

Mining and Exploration Operations

Gil Mineral Claims

The Company owns a 20% interest in the Gil Mineral Claims. Kinross Gold Corporation owns the other 80%

of the claims  and Kinross acts as operator of the project. Kinross and the Company each contribute to annual exploration  costs,  if  any,  on  an  80:20  ratio with  net  profits  distributed  in  that  same  proportion  in  the event of production.

Kinross,  as  the  operator  of  the  Gil  Mineral  Claims,  determines  whether  exploration  work  will  occur  from

year to year.   During the fiscal year ended May 31, 2009 a total of $120,241 ($104,476 US) was spent on the

Gil  Mineral  Claims.   Expenditures  for  annual  exploration  work  were  incurred  by  the  Company  during  the

fiscal  years  ended  May  31,  2008,  2007  and  2006.   Total  exploration  expenditures  for  2006  and  2007  were

$124,592.96  and  $30,909.41,  respectively,  with  Teryl’s  obligation  being  $24,918.53  in  2006  and  $6,181.89

in  2007.    Exploration  expenditures  for  the  year  ended  May  31,  2008  were  $291,245,  with  Teryl’s  share amounting to $58,249.12

In March, 2009, our joint venture partner, Fairbanks Gold Mining, Inc. (FGMI), a subsidiary of Kinross Gold

Corporation, reported the Gil joint venture exploration summary.

FGMI approved the 2009 exploration budget of US$1,644,000 as follows:

The 2009 Gil Project Exploration Program has three major goals:

1. Ground magnetometer survey concentrating on Sourdough Ridge.

2. Delineate mineralized zones and establish a resource base at Sourdough Ridge.

3. Expand resource at North Gil.

The goal of the 2009 program is to further delineate the strike extension of the mineralized zone, and to infill between  step-out  holes,  in  order  to  gain  a  better  understanding  of  ore-zone  continuity,  and  to  establish  a resource base. The 2009  work  plan  calls for ground geophysics, 10,000  feet of  RC drilling, and  6,000  feet of

HQ-NQ  core  drilling.  Drillhole  collar  locations  will  be  selected  upon  completion  of  the  geophysical  survey.

In addition, samples will be collected for a preliminary column leach study.

The geophysical survey began in March 2009 and the remainder of the program began in mid-April, and will extend  through  the  end  of  2009.  The  bulk  of  the  expenditures  will  occur  between  March  and  September,

2009.

In  July  2009,  preliminary  significant  gold  results  were  received  from  FGMI  from  the  reverse  circulation

drilling  program.   A  total  of  17  reverse  circulation  drill  holes  were  completed  from  the  North  Gil  and  the

Sourdough  zones.  The  best  holes  reported  were  Hole  513  on  the  Sourdough  which  assayed  60  feet  of  .05 ounces  per  ton  gold  from  15  to  75  feet  and  15  feet  of  .04  ounces  per  ton  (approx.  1.13  grams  per  ton)  gold from 105 feet to 120 feet.

Hole  521  also  on  the  Sourdough  zone  assayed  65  feet  of  .1  ounces  per  ton  (approx.  3  grams  per  ton)  gold from 220 feet to 285 feet.

In  August  2009,  additional  significant  gold  assays  were  received  from  FGMI.   A  total  of  33  R/C  drill  holes

and  6  core  drill  holes  have  been  completed  during  the  2009  exploration  program.  Certified  assays  are pending on  all drill holes. The main  focus of the drilling  is on the Sourdough  Ridge zone, which is similar in geology  to  the  Main  Gil  zone.  The  Main  Gil  zone  has  been  drilled  extensively  in  the  past  over  a  3,000  ft strike length with an average grade of .04 ounces gold per ton.

Preliminary assays from the following holes are as follows:

Hole Number      Feet

Oz. P/T Gold

GVR-09-540

105' (from 145’-250’)

.14

GVR-09-534

75’ (from 15’-90’)

.09

GVR-09-523

110’ (from 125’-230’)

.04

As  of  July  2,  2009  the  Gil  Project  is  an  advanced  exploration  program  controlled  by  Teryl  Resources  and

Kinross  Gold  Corporation.  The  exploration  area  is  located  19  miles  north  of  Fairbanks,  Alaska  and  8  miles northeast  of  Alaska’s  largest  gold  producer,  the  Fort  Knox  Mine  (owned  by  Kinross  Gold).  The  Gil  Project consists of three adjacent prospect areas; the Main Gil Zone, the North Gil Zone and Sourdough Ridge.

A total of US$9,000,000 has been expended by the joint venture partners between 1992 and 2009, with Teryl and  Kinross  accounting  for  20%  and  80%  respectively  of  total  expenditures.  Lode  prospects  at  the  Gil  have been tested by 86 core holes totaling 33,354 feet, 327 reverse circulation drill holes, totaling 93,804 feet, and

21 trenches with a combined length of approximately 7,420 feet.

Management  believes  the  current  gold  assay  results  are  extremely  favorable  compared  to  the  adjacent producing property, Fort Knox Mine, with its values of .03 ounces per ton.

West Ridge Claims

The  West  Ridge  Property  is  made  up  of  53  State  mining  claims  held  by  the  Company  north  of  Fairbanks,

Alaska,  a  distance  of  22  miles  by  road.   The  West  Ridge  property  adjoins  Kinross  Gold  Corp.’s  True  North gold  deposit  and  lies  approximately  eight  miles  northwest  of  the  producing  Fort  Knox  gold  mine.  The property  was  submitted  to  Kinross  early  in  the  summer  of  1998  and  a  joint  venture  was  signed  and  later terminated. No field work was conducted on the West Ridge property during the fiscal years ended 2009 and

2008.

Fish Creek Claims

The Company owns a 50% joint venture interest in 30 State of Alaska mining claims, comprising 1,032 acres,

known  as  the  Fish  Creek  Prospect,  in  the  Fairbanks  Mining  District  in  Alaska,  located  25  miles  north  of

Fairbanks, Alaska.

These  claims  are  subject  to  an  option  agreement  with  Linux  Gold  Corp.  The  Company  may  purchase  the  5%

net  royalty  for  $500,000  U.S.  within  1  year  after  production  on  a  25%  working  interest.  Teryl  also  agrees  to expend  a  minimum  of  $500,000  U.S.  after  three  years  from  the  date  of  the  agreement.  The  claims  are  legally maintained  by  recording  an  affidavit  of  annual  labor  for  a  minimum  expenditure  and  by  paying  annual  rental

to the State of Alaska.   The Company is permitted to conduct exploration by drilling. The Company currently holds  a  valid  exploration  permit  on  the  project.  Additional  permits  for  future  work  will  be  acquired  from  the

Division  of  Mining,  Alaska  Department  of  Fish  and  Game,  and  the  U.S.  Corps  of  Engineers  on  an  as-needed basis.

On  January  25,  2008  the  Company  announced  that  it  would  be  arranging  a  drill  program  on  the  Fish  Creek claims in Alaska to test several gold geophysical anomalies, from the geophysical survey completed by Fugro

Airborne Survey, Inc.  The drilling has been postponed due to lack of drills available in Alaska in 2008.

The  technical  disclosure  for  the  Fish  Creek  Property  is  prepared  under  the  supervision  of  Curt  Freeman,  a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

Gold Hill Property, Arizona

On  June  10,  2006,  the  Company  and  Frederic  &  John  Rothermel  (the  Vendors)  entered  into  an  agreement whereby  the  Company  purchased  a  100%  interest  in  the  Gold  Hill  Patented  Claim  Group  located  in  the

Warren  Mining  District,  Cochise  County,  Arizona,  USA,  subject  to  a  10%  Net  Profit  royalty  to  the  vendors,

for the following considerations:



$5,655  ($  5,000  US)  for  a  90  day  option  and  $  11,268  ($  10,000  US)  to  complete  a  due  diligence  within

90 days (paid),



$7,000  ($  6,000  US)  paid  January  5,  2007  to  the  Vendors,  with  $  6,000  US  payments  to  be  made  each quarter, (all required quarterly payments have been paid),



to complete a $ 50,000 US first phase exploration program conducted by the Vendors,



$ 250,000 US per year upon commencement of production.

On  August  1,  2006  six  additional  unpatented  lode  mining  claims  were  filed  with  the  Arizona  State  office  of the Bureau of Land Management on behalf of the Company. On October 16, 2006, the Company exercised its option  and  have  a  10  year  option  to  purchase  up  to  a  10%  net  profit  interest  from  the  Vendors  for  US$1.5 million  per  5%  net  profit  interest,  therefore,  having  an  option  on  a  100%  interest  in  the  Bisbee,  Arizona patented  claims.  The  Gold  Hill  Project  is  located  approximately  4.5  miles  southeast  of  Bisbee  Arizona  in  the

Warren  Mining  District  of  Cochise  County  (Township  23  South,  Range  25  East  sections  25  30,  31,  and  32).

The Gold Hill Project consists of fourteen patented claims comprising 250 acres.

On  July  3,  2008  the  Company  announced  that  it  has  terminated  the  principle  agreement  for  the  Gold  Hill

Prospect.  Following  compilation  and  review  of  results  of  mapping,  geochemical  sample  results  and  drilling carried  out  to  July  2008,  it  was  determined  that  there  was  insufficient  economic  mineralization  to  justify further exploration expenditures. Property and exploration costs of $273,889 were written off.

The Company has staked 8 claims in Arizona (Cochise County).

Oil and Gas Properties

Jancik, C-S and Herrmann Wells, Fayette County, Texas

The  Company  owns  6.5%  working  interest  (4.680% net  revenue  interest)  in  the  Peters No.  1  Well,  in  Fayette

County,  Texas, and  a 7.5%  working  interest (5.79375% net revenue  interest)  in  each of  the  C-S  #1, Jancik  #2

and  Herrmann  #4  wells,  located  in  Burleson  County,  Texas.    During  the  fiscal  year  ended  May  31,  2009

revenues of $15,582 ($13,478 US) were recorded from the Texas properties.

Gas Wells, Knox County, Kentucky

On  April  7,  2008,  the  Company  entered  into  an  agreement  with  IAS  Energy,  Inc.,  a  company  with  common directors,  to  purchase 40% the remaining  interest (subject to  40% net revenue interests to others), in  the three gas  wells  located  in  Knox  and  Laurel  Counties,  Kentucky:  the  Ken  Lee  #1  (May  18/06)  natural  gas  well  for

$103,045 ($92,500 US); in the Elvis Farris #2 (June 8/06) natural gas well for $104,461 ($92,500 US); and in the Clarence Bright #1 (July 31/06) natural gas well for $104,673 ($92,500 US).

In  consideration,  the  Company  received  an  initial  payment  of  $25,000  and  the  balance  was  to  be  determined

after  an  independent  valuation  report  prepared  by  a  qualified  petroleum  geologist.   Subsequent  to  the  fiscal

year  ended  May  31,  2008,  both  parties  agreed  to  indefinitely  suspend  the  agreement  due  to  the  difficulty  of

obtaining  an  independent valuation  report  due  to  the  vertical  fracture of  the  wells.   As  such,  the  $25,000  paid

to IAS will be applied against future revenue until the balance is fully depleted.

As  there  has  been  no  determination  as  to  the  gas  reserves  done  on  any  of  the  wells,  the  wells  were  being depleted  straight-line  over  10  years,  which  is  their  estimated  pay-out  term.  However,  due  to  new  reporting regulations, these wells were written off at May 31, 2008, as there were no proven reserves.

The new operator,  Young Oil  and  Gas,  has  gone  into  receivership.   Prior  to  that,  the  Company  earned $5,286

in well revenues during the fiscal year ended May 31, 2009.

Appointment of New Director

On  October  30,  2009,  Larry  Gold  was  appointed  to  the  board  of  directors  of  the  Company.    Larry  Gold  is  a

self  employed  barrister  and  solicitor  whose  practice  is  located  in  downtown  Vancouver.   A  graduate  of  the

University of British Columbia law school, he was called to the bar in 1974.  He has practiced in several areas

of  law  including  securities,  commercial  and  civil  and  criminal  litigation.   Over  the  past  5  years  his  area  of

practice  has  mainly  focused  on  commercial  litigation  and  consulting  related  to  business  contracts  and  other business related matters.

Private Placement

On  August  18,  2009,  the  Company  closed  the  non-brokered  private  placement  announced  June  25,  2009  and

July  2,  2009.  The  private  placement  was  oversubscribed  by  42,092  Units.  The  Company  has  now  issued

7,042,092 common share units (the “Units”) as described in the June 25, 2009 and July 2, 2009 news releases.

Units  were  priced  at  $0.075  per  Unit,  for  gross  proceeds  to  the  Company  of  $528,157.  Each  Unit  consists  of one  common  share  and  one  share  purchase  warrant.  Each  Warrant  is  exercisable  at  a  price  of  $0.10  per  share in  the  first  year  or  at  a  price  of  $0.15  in  the  second  year.  If  the  closing  price  for  the  Issuer’s  shares  on  the

TSXV  is $0.25 or greater for a  period of 20 consecutive days,  then  the  if the  issuer gives the Warrant holders notice,  within  five  trading  days  of  the  end  of  such  20  trading  day  period,  of  the  new  expiry  date  of  the

Warrants,  the  Warrant  holders  will  have  30  days  to  exercise  their  Warrants;  otherwise  the  Warrants  will expire  on  the  31st  day.  The  aforementioned  acceleration  conditions  shall  only  apply  following  the  date  being four  months  and  one  day  from  the  date  of  closing  the  Private  Placement.  Net  proceeds  of  approximately

$493,679.50  from  this  private  placement  will  be  used  for  drilling  of  the  Gil  claims,  accounts  payable,

including  intercompany  payables,  and  working  capital  purposes.      In  connection  with  the  non-brokered

private placement, Teryl has paid finders’ fee of $34,478 in cash.

Subsequent Events

Subsequent  to  the  period  ended  August  31,  2009,  on  September  10,  2009,  the  Company  entered  into  a  public

relations  agreement  with  Maximus  Strategic  Consulting  Inc.  for  a  term  of  three  months.   The  Company  has

paid  $26,250  upon  commencement  of  the  contract.   On  September  21,  2009,  the  Company  entered  into  a

second  public  relations  agreement  with  KCrew  Communications  Inc.  for  a  term  of  three  months  for  service fees of $7,500 per month.

In October 2009, we announced that the 2009 work program on the Gil Mineral claims completed 15,295 feet

of drilling, primarily targeting  the joint venture’s Sourdough Ridge prospect near its Gil deposit.   The current

drilling  along  Sourdough  Ridge  has  drill  indicated  a  mineralized  zone  at  least  1,500  feet  long  which  remains

open to the east.   The Sourdough Ridge zone is adjacent to and east of the Main Gil zone, which is part of the

joint  venture  property.   The  Main  Gil  zone  has  a  2,500  foot  long  mineralized  zone  with  an  average  of  0.04 ounces of gold per ton.  Further details are set out in our news release dated October 20, 2009.

Risks and Uncertainties

The  Company  is  subject  to  a  number  of  risk  factors  due  to  the  nature  of  its  business  and  the  present  stage  of development. The following risk factors should be considered:

RISK FACTORS RELATED TO OUR BUSINESS

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development.  The following risk factors should be considered:

General

The  Company  is  listed  on  the  TSX  Venture  Exchange  and  trades  on  the  OTC  BB.   We  are  engaged  in  the

acquisition, exploration and development of natural resource properties.   We currently have mineral property

interests in Arizona, Alaska and British Columbia.  The main exploration and development work over the last several  years  has  taken  place  on  the  Gil  claims  (gold  prospect)  located  in  the  Fairbanks  Mining  District,

Alaska.

During  the  three  months  August  31,  2009,  the  Company  received  an  aggregate  of  $571,281  from  the

completion  of  two  private  placements  which  closed  on  June  8,  2009  and  August  18,  2009,  respectively.   In

the final quarter of the year ended May 31, 2009, a further $115,875 was received for share subscriptions, for

total  proceeds  from  financing  of  $687,156.    These  proceeds  have  been  allocated  to  the  administrative operations of the Company and towards exploration and development of the Gil Mining Claims.

The  amount of the  Company’s  exploration  and development and  administrative  expenditures  is  related to  the level of financing activities that are being conducted.  Consequently, the Company may be unable to fulfill its

commitments  to  Fairbanks  Gold  Mining,  Inc.    There  may  not  be  predictable  or  observable  trends  in  the

Company’s  business  activities  and  comparisons  of  financial  operating  results  with  prior  years  may  not  be meaningful.

Trends

Our  financial  success  is  dependent  upon  the  ability  to  bring  our  mineral  properties  to  production.   There  can

be  no  assurances  that  our  properties  have  defined  ore  bodies  with  reserves  and  resources,  and  our  proposed

exploration  programs  are  only an  exploratory search  for ore.   Other  than as  disclosed  herein,  the  Company is

not  aware  of  any  trends,  uncertainties,  demands,  commitments  or  events  which  are  reasonably  likely  to  have a  material  effect  on  the  Company’s  sales  or  revenues,  income  from  continuing  operations,  profitability,

liquidity  or  capital  resources,  or  that  would  cause  reported  financial  information  not  necessarily  to  be indicative of future operating results of financial condition.

We  may  not  be  able  to  secure  the  financing  necessary  to  explore,  develop  and  produce  our  mineral properties.

There  is  no  assurance  that  we  will  be  able  to  secure  the  financing  necessary  to  continue  our  exploration  and

development  and  operations.   We  do  not  presently  have  sufficient  financial  resources  or  operating  cash-flow to  undertake  solely  all  of  our  planned  exploration  and  development  programs.  The  development  of  our properties  depends  on  our  ability  to  obtain  additional  required  financing  or  obtaining  joint  venture  partners.

Our  cash  needs  may  vary  materially  from  those  now  planned  because  of  results  of  exploration  or  changes  in the  focus  and  direction  of  our  exploration  program,  results  of  laboratory  and  field  testing,  requirements  of regulatory agencies and other factors.

We  have  no  credit  facility  or  other  committed  sources  of  capital.    To  the  extent  capital  resources  are

insufficient  to  meet  future  capital  requirements,  we  will  have  to  raise  additional  funds  to  continue  our development and operations.  There can be no assurance that such funds will be available on favorable terms,

or  at  all.    To  the  extent  that  additional  capital  is  raised  through  the  sale  of  equity  or  convertible  debt

securities,  the  issuance  of  such  securities  could  result  in  dilution  to  our  shareholders.   If  adequate  funds  are

not  available,  we  may  be  required  to  curtail  operations  significantly  or  to  obtain  funds  on  unattractive  terms.

Our inability to raise capital would have a material adverse effect on us.

As  noted  in  our  consolidated  financial  statements  for  the  three  months  ended  August  31,  2009  we  have incurred  significant  operating  losses  and  have  an  accumulated  deficit  of  $9,617,158  at  August  31,  2009.

Furthermore, we  have  a  working  capital deficiency of $213,849  as  at August 31,  2009.   This  is  not sufficient

to  achieve  our  planned  business  objectives.  Our  ability  to  continue  as  a  going  concern  is  dependent  on continued  financial  support  from  our  shareholders  and  other  related  parties,  our  ability  to  raise  equity  capital financing,  and  the  attainment  of  profitable  operations,  external  financings  and  further  share  issuance  to  meet our liabilities as they become payable and satisfy working capital and operating.

Management and directors

The  Company  is  dependent  on  a  relatively  small  number  of  directors  and  officers.    The  loss  of  certain

members  of  our  management  and  staff  could  adversely  affect  our  business  and  the  successful  exploration,

development  and  production  of  our  mineral  properties.   Our  present  officers  and  directors  have  other  full-

time  positions  or  part-time  employment  unrelated  to  our  business.    Some  officers  and  directors  will  be

available  to  participate  in  management  decisions  on  a  part-time  or  as-needed  basis  only.   Our  management

may devote time to other companies or projects which may compete directly or indirectly with us.  We do not have “key man” life insurance on such officers and currently have no plans to obtain such assurance.

Certain  of  the  Company’s  directors  and  officers  are  also  directors  and/or  officers  and/or  shareholders  of potential competitors of the Company, giving rise to potential conflicts of interest.

Several   of   the   Company’s   directors   and   officers   are   also   directors,   officers   or   shareholders   of   other

companies.  In particular, Mr. Robertson, Ms. Lorette, Mrs. Robertson and Ms. van Oord are directors and/or officers  of  Linux  Gold  Corp.,  a  public  natural  resource  exploration  company  that  shares  office  space  and

administrative  staff  with  the  Company.   We  entered  into  an  agreement  with  Linux  Gold  Corp.  whereby  the

Company  could  earn  up  to  50%  of  the  Fish  Creek  claim.  In  addition,  Mrs.  Robertson  and  Mr.  Robertson  are directors and officers of SMR Investments Ltd., which, together, hold approximately 15.75% of the Common

Shares  of  the  Company.  Some  of  our  directors  and  officers  are  engaged  and  will  continue  to  be  engaged  in the  search  for  additional  business  opportunities  on  behalf  of  other  corporations,  and  situations  may  arise

where  these  directors  and  officers  will  be  in  direct  competition  with  the  Company.   Such  associations  may

give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into  a  transaction  on  terms  which  could  place  the  Company  in  a  worse  position  than  if  no  conflict  existed.

Conflicts,  if  any,  will  be  dealt  with  in  accordance  with  the  relevant  provisions  of  the  BCA.   The  Board  has

resolved  that  any  transaction  involving  a  related  party  to  the  Company  is  required  to  be  reviewed  and

approved  by the  Company’s  Audit Committee.   The  Company’s directors are required by law to  act honestly and  in  good  faith  with  a  view  to  the  best  interests  of  the  Company  and  to  disclose  any  interest  which  they many  have  in  any  project  or  opportunity  in  respect  of  which  the  Company  is  proposing  to  enter  into  a transaction.

Our  business  may  be  affected  by  such  matters  as  changes  in  general  economic  conditions,  changes  in laws, regulations, and other factors.

From  time  to  time,  and  presently,  during  the  current  economic  downtown,  our  business  may  be  affected  by such  matters  as  changes  in  general  economic  conditions,  changes  in  laws  and  regulations,  taxes,  tax  laws,

prices and costs, and other factors of a general nature which may have an adverse effect on our business.

Our mineral resources competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant  and  increasing  competition  exists  for  mineral  opportunities  in  Canada  and  the  United  States.

There  are  a number  of  large established  mineral  companies  with  substantial  capabilities  and  greater financial and  technical  resources  than  us.  We  may  be  unable  to  acquire  additional  attractive  mineral  properties  on terms  we  consider  acceptable.  Accordingly,  our  exploration  programs  may  not  yield  any  new  reserves  or result in any commercial mineral operations.

We face strong competition from larger oil and gas companies, which could harm our business and ability to operate profitably.

The  oil  and  gas  exploration  and  production  business  is  highly  competitive.  Many  of  our  competitors  have substantially  larger  financial  resources,  staffs  and  facilities.  Major  oil  and  gas  companies  are  often  better positioned  to  obtain  the  rights  to  exploratory  acreage  for  which  we  may  compete.  If  we  are  unable  to adequately  address  our  competition,  including,  but  not  limited  to,  finding  ways  to  secure  profitable  oil  and gas producing properties, our ability to earn revenues will suffer.

RISK FACTORS RELATED TO THE NATURAL RESOURCE INDUSTRY

The Company faces risks related to the exploration and potential development of its properties.

The  exploration  and  development  of  mineral  deposits  involves  significant  risks.   It  is  impossible  to  ensure

that the current and future exploration programs  and/or feasibility studies on the Company’s existing mineral properties  will  establish  reserves,  or  whether  any  of  the  Company’s  exploration  stage  properties  can  be brought  into  production.  Few  properties  that  are  explored  are  ultimately  developed  into  producing  mines.  At present,  none  of  our  properties  have  defined  ore  bodies  with  reserves  and  resources,  and  our  proposed

exploration  programs  are  an  exploratory  search  for  ore.   Whether  an  ore  body  will  become  commercially

viable  depends  on  many  factors,  including:  the  characteristics  of  the  deposit,  such  as  size,  grade  and proximity  to  infrastructure;  metal  prices,  which  cannot  be  predicted  and  which  have  been  highly  volatile  in the  past;  mining,  processing  and  transportation  costs;  and  the  willingness  of  lenders  and  investors  to  provide project  financing;  and  governmental  regulations,  including,  without  limitation,  regulations  relating  to  prices,

taxes,  royalties,  land  tenure,  land  use,  importing  and  exporting  materials,  foreign  exchange,  environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The  Company  is  also  subject  to  the  risks  normally  encountered  in  the  mining  industry,  such  as:  unusual  or unexpected  geological  formations;  natural  disasters;  power  outages  and  water  shortages;  cave-ins,  land slides,  and  other  similar  mining  hazards;  inability  to  obtain  suitable  or  adequate  machinery,  equipment,  or

labour;   and   other   known   and   unknown   risks   involved   in   the   operation   of   mines   and   the   conduct   of

exploration.

Substantial   expenditures   are   required   to   establish   reserves   through   drilling,   to   develop   metallurgical

processes  to  extract  metal  from  ore  and  to  develop  the  mining  and  processing  facilities  and  infrastructure  at any  site  chosen  for  mining.  Depending  on  the  price  of  minerals,  the  Company  may  determine  that  it  is impractical  to  commence,  or,  if  commenced,  continue  exploration  into  commercial  production.  Such  a decision would negatively affect the Company’s profits and may affect the value of its equity.

We  have  no  current  mining  operations  and  if  we  ever  commence  mining  operations  we  face  certain  risks,

any of which could result in our ceasing operations.

We  have  no  current  mining  operations  and  no  revenue  from  mining  operations.  If  we  ever  commence  actual mining  operations,  such  operations  would  face  the  risk  of  changing  circumstances,  including  but  not  limited to: failure of production to achieve metal recovery levels indicated by pre-production testing of drill core and

bulk   samples;   estimates   of   reserves   being   adversely   affected   by   encountering   unexpected   or   unusual

geological  formations;  production  costs  being  adversely  affected  by  unforeseen  factors  such  as  substantial adverse  changes  in  exchange  rates  or  changes  in  environmental  protection  requirements,  breakdowns  and other  technical  difficulties,  slides,  cave-ins  or  other  natural  disasters,  work  interruptions  or  labor  strikes;  the grade  of  ore  actually  mined  being  lower  than  that  indicated  by  drilling  results;  persistently  lower  market prices  of  the  products  mined  than  those  used  to  determine  the  feasibility  of  mining  a  mineral  occurrence;

adverse  changes  in  interest  rates  that  may  apply  to  project  development  debt.  In  addition,  we  have  no experience  in  developing  mining  properties  into  production  and  its  ability  to  do  so  will  be  dependent  upon securing  the  services  of  appropriately  experienced  personnel  or  entering  into  agreements  with  other  major mining companies which can provide such expertise.

Our estimates of any mineral deposits on our properties may not change.

Our  estimates  of  any  mineral  deposits  on  our  properties  may  not  change.   We  have  prepared  all  figures  with

respect  to  the  size  and  grade  of  mineralized  deposits  included  herein,  or,  in  some  instances  have  been prepared,  reviewed  or  verified  by  independent  mining  experts,  these  amounts  are  estimates  only  and  any identified  mineralized  deposit  may  not  ever  qualify  as  a  commercially  viable  mineable  ore  body  that  can  be legally and economically exploited.

The seasonality in Alaska can be extreme and can cause interruptions or delays in our activities.

Certain  of  our  properties  are  located  in  Alaska.  The  weather  during  the  colder  seasons  in  these  areas  can  be extreme  and  can  cause  interruptions  or  delays  in  our  activities.  As  a  result,  our  activities  in  these  regions  are seasonal and the preferred time for work is limited to the spring and summer when costs are more reasonable and access to the properties is easier.

Any  oil  and  gas  we  may  discover  or  produce  may  not  be  readily  marketable  at  the  time  of  production,

delaying our ability to generate meaningful revenue.

Crude  oil,  natural  gas,  condensate  and  other  oil  and  gas  products  are  generally  sold  to  other  oil  and  gas companies,  government  agencies  and  other  industries.  The  availability  of  ready  markets  for  oil  and  gas  that we  might  discover  and  the  prices  obtained  for  such  oil  and  gas  depend  on  many  factors  beyond  our  control,

including:  the  extent  of  local  production  and  imports  of  oil  and  gas;  the  proximity  and  capacity  of  pipelines and other transportation facilities; fluctuating demand for oil and gas; the marketing of competitive fuels; and

the  effects  of  governmental  regulation  of  oil  and  gas  production  and  sales.  Natural  gas  associated  with  oil production  is  often  not  marketable  due  to  demand  or  transportation  limitations  and  is  often  flared  at  the producing  well  site.  Pipeline  facilities  do  not  exist  in  certain  areas  of  exploration  and,  therefore,  any  actual sales of discovered oil and gas might be delayed for extended periods until such facilities are constructed.

We are subject to extensive and changing environmental legislation, regulation and actions.

We  are  subject  to  extensive  and  changing  environmental  legislation,  regulation  and  actions  in  connection

with  our  operations  and  properties.   We  cannot  predict  what  environmental  legislation,  regulation  or  policy will  be  enacted  or  adopted  in  the  future  or  how  future  laws  and  regulations  will  be  administered  or

interpreted.    The   recent   trend   in   environmental   legislation   and   regulation,   generally,   is   toward   stricter

standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws

and   regulations   relating   to   air   and   water   quality,   mine   reclamation,   waste   handling   and   disposal,   the

protection  of  certain  species  and  the  preservation  of  certain  lands.   These  regulations  may  require  the

acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit

or  prohibit  activities  on  certain  lands.   Compliance  with  more  stringent  laws  and  regulations,  as  well  as potentially  more  vigorous  enforcement  policies  or  stricter  interpretation  of  existing  laws,  may  necessitate significant  capital  outlays,  may  materially  affect  the  Company’s  results  of  operations  and  business,  or  may cause material changes or delays in the Company’s intended activities.

Our  operations  may  require  additional  analysis  in  the  future  including  environmental  and  social  impact  and other related studies.  We may not be able to obtain or maintain all necessary permits that may be required to continue  our  operation  or  our  exploration  of  our  properties  or,  if  feasible,  to  commence  development,

construction  or  operation  of  mining  facilities  at  such  properties  on  terms  which  enable  operations  to  be conducted at economically justifiable costs.

We  may  have  no  direct  contractual  relationship  in  certain  mineral  properties  that  have  been  granted  by third parties.

Our   rights   to   acquire   interests   in   certain   mineral   properties   have   been   granted   by   third   parties   who

themselves  hold  only  an  option  to  acquire  such  properties.  As  a  result,  we  may  have  no  direct  contractual relationship with the underlying property holder.

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is only a limited public market for our common shares on the TSX Venture Exchange and the OTC

Bulletin Board and that market is extremely volatile.

There  is  only  a  limited  public  market  for  our  common  shares  on  the  TSX  Venture  Exchange  and  the  OTC

Bulletin Board, and there is a risk that a broader or more active public trading market for our common shares will  never  develop  or  be  sustained,  or  that  current  trading  levels  will  not  be  sustained.  The  market  price  for the  common  shares  on  the  TSX  Venture  Exchange  and  the  OTC  Bulletin  Board  has  been  and  we  anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety  of  external  and  internal  factors.  This  is  especially  true  with  respect  to  emerging  companies  such  as ours.

1.4  Results of Operations

The  following  analysis  of  the  Company's  operating  results  for  the  three  months  ended  August  31,  2009 includes  a  comparison  against  the  same  period  for  the  previously  completed  financial  year  ended  May  31,

2008.

Revenue

The  Company  experienced  a  reduction  in  revenues  from  oil  and  gas  sales  from  $7,873  in  2008  to  $1,007  in

2009.    This  is  the  result  of  the  operator  of  the  Kentucky  gas  wells,  Young  Oil  and  Gas,  going  into receivership during the previous fiscal year.

Expenses

Period ending August 31

Variance

2009

2008

Operating expenses consist of the following:

$

$

(Percentage)

Amortization of equipment

578

757

(23.6)

Bad debts

828

-

0.0

Filing and regulatory fees

1,093

4,039

(72.9)

Foreign exchange loss (gain)

(10,017)

4,314

332.2

Management and directors fees

24,510

22,358

9.6

Office and sundry

4,422

2,603

69.9

Office rent and utilities

3,630

3,035

19.6

Oil and gas production, royalties and other

179

6,505

(97.2)

Professional fees

4,765

14,670

(67.5)

Publicity, promotion and investor relations

24,212

54,269

(55.4)

Secretarial and employee benefits

12,490

10,439

19.6

Telephone

1,835

2,831

(35.2)

Transfer agent fees

1,320

967

36.5

Travel, auto and entertainment

7,463

7,145

4.5

Results of  Operations  for  the  three  months  ended  August  31, 2009  (“2009”) compared  to  three months ended August 31, 2008 (“2008”)

For the three months ended August 31, 2009, the Company realized a net loss of $86,794 or $0.002 per share,

as compared to a net loss of $105,713 or $0.002 per share for the three months ended August 31, 2008.   This

decrease  in  net  loss  is  mainly  the  result  of  lower  general  and  administrative  expenses  and  reduced  amounts for oil and gas revenues and interest expense, as well as a decrease in recoverable expenditures over the prior year.

Total   general   and   administrative   expenses   decreased   from   $133,932   in   2008   to   $77,308   in   2009.

Amortization of equipment decreased from $757 in 2008 to $578 in 2009 as there was a lower cost base from

which  to  depreciate.    There  were  no  purchases  or  disposals  of  equipment  during  the  quarter.    Bad  debts

expense  increased  to  $828  in  2009  from  $nil  in  2008.    With  Young  Oil  and  Gas  in  receivership  and

infrequent  receipts  from  the  operator  of  the  other  wells,  the  Company  made  the  decision  to  set  up  an

allowance  against  the  oil  and  gas  revenues.   Filing  and  regulatory  fees  decreased  from  $4,039  in  2008  to

$1,093  in  2009.   The  majority  of  the  expenditures  in  the  early  part  of  the  last  fiscal  year  were  related  to

getting  the  Company  listed  on  the  OTC-BB  and  Frankfurt  stock  exchanges.    No  similar  expenses  were

incurred  in  2009.  The  strengthening  Canadian  dollar  resulted  in  a  foreign  exchange  gain  of  $10,017  in  2009

compared  to  a  loss  of  $4,314  in  2008.   Management  and  directors’  fees  increased  to  $24,510  in  2009  from

$22,358  in  2008.   The  difference  is  mainly  the  result  of  an  increase  in  the  number  of  staff  and  the  dollar amounts  of  wages  and  benefits  paid,  as  well  as  the  addition  of  an  individual  responsible  for  financial

reporting  and  compliance.   Office  and  sundry  expense  increased  from  $2,603  in  2008  to  $4,422  in  2009.

Courier,  postage  costs  and  related  office  expenses  were  higher  in  2009  as a  result  of  increased  activity  in  the

Company and the purchase of computer equipment. Office rent and utilities increased to $3,630 in 2009 from

$3,035  in  2008  as  the  result  of  a  modest  increase  in  rent  in  the  latter  half  of  fiscal  2009.    Oil  and  gas

production  expenses decreased  from $6,505 in  2008  to  $179  in 2009  as a result of reduced  activity on  the oil and gas properties.  Professional fees decreased to $4,765 in 2009 from $14,670 in 2008.  Legal fees declined

as a result of decreased work relating to the OCT-BB and Frankfurt stock exchange listings.   Accounting and

auditing  fees  decreased  due  to  lower  than  expected  billings  in  the  first  quarter.  Publicity,  promotion  and investor  relations  decreased  from  $54,269  in  2008  to  $24,212  in  2009  as  a  result  of  reduced  promotional

efforts  in  light  of  the  economic  downturn.   Secretarial  and  employee  benefits  increased  to  $12,490  in  2009

compared  to  $10,439  in  2008.   The  difference  is  mainly  the  result  of  an  increase  in  the  number  of  staff  and

the  dollar  amounts  of  wages  and  benefits  paid.   Telephone  expense  declined  to  $1,835  in  2009  from  $2,831

in  2008,  due  to  reduced  promotional  efforts  in  the  current  period.   Transfer  agent  fees  increased  to  $1,320  in

2009  from $967  in  2008  as  a result of  the  financings  that were  completed  during  the  current quarter.   Travel,

auto  and  entertainment  fees  increased  slightly  from  $7,145  in  2008  to  $7,463  in  2009,  resulting  from increased travel costs during the period.

In addition to the decrease in general and administrative expenses, there was also a reduction in other income

(expenses) for the current three month period.  Oil and gas revenues decreased from $7,873 in 2008 to $1,007

in  2009  as  a  result  of  reduced  activity  on  the  oil  and  gas  properties.   Interest  income  decreased  from  $678  in

2008 to $10 in 2009 as a result of lower cash balances in the Company.  Interest expense increased to $611 in

2009 from $187 in 2008 as a result of interest payments on the convertible loans.  The recovery of previously written  off  receivables  decreased  from  $26,577  in  2008,  as  there  were  no  similar  recoveries  in  the  current quarter.  Write-offs of exploration expenditures increased from $6,722 in 2008 to $9,892 in 2009.  This is the result of increased activity on mineral properties during the current period.

During the three month period ended August 31, 2009 the Company raised $571,281 through subscriptions to its common shares, compared to $nil raised from the issuance of common shares for cash during same period in 2008.

The Company made net repayments to related parties of $33,116 during the three month period ended August

31, 2009, compared to net repayments $28,615 during the same period in 2008.

Significant Projects Without Operating Revenue

Mining and Exploration Operations

Gil Mineral Claims

The Company owns a 20% interest in the Gil Mineral Claims. Kinross Gold Corporation owns the other 80%

of  the  claims  and  Kinross  acts  as  operator  of  the  project.  Kinross,  as  the  operator  of  the  Gil  Mineral  Claims,

determines whether exploration work will occur from year to year. Kinross and the Company each contribute to annual exploration costs, if any, on an 80:20 ratio with net profits distributed in that same proportion in the event of production.

During  the  three  month  period  ended  August  31,  2009  a  total  of  $258,600  ($226,927  US)  was  spent  on  the

Gil  Mineral  Claims.   No  expenditures  or  annual  exploration  expenses  were  incurred  by  the  Company  during the  fiscal  years  ended  May,  2008  or  2007  as  Kinross  did  not  provide  us  with  a  formal  Budget  and  work program for these fiscal years.

In March, 2009, our joint venture partner, Fairbanks Gold Mining, Inc. (FGMI), a subsidiary of Kinross Gold

Corporation,  reported  it  had  approved  the  2009  exploration  budget  of  US$1,644,000  with  the  following major goals:

1.     Ground magnetometer survey concentrating on Sourdough Ridge;

2.     Delineate mineralized zones and establish a resource base at Sourdough Ridge.; and

3.     Expand resource at North Gil..

These  goals  are  to  further  delineate  the  strike  extension  of  the  mineralized  zone,  and  to  infill  between  step-

out holes, in order to gain a better understanding of ore-zone continuity, and to establish a resource base. The

2009  work  plan  calls  for  ground  geophysics,  10,000  feet  of  RC  drilling,  and  6,000  feet  of  HQ-NQ  core drilling.  Drillhole  collar  locations  will  be  selected  upon  completion  of  the  geophysical  survey.  In  addition,

samples will be collected for a preliminary column leach study.

10-  -

The geophysical survey began in March 2009 and the remainder of the program began in mid-April, and will extend  through  the  end  of  2009.  The  bulk  of  the  expenditures  will  occur  between  March  and  September,

2009.  See above “Period Highlights” for further information.

A total of US$9,000,000 has been expended by the joint venture partners between 1992 and 2009, with Teryl and Kinross accounting for 20% and 80% respectively of total expenditures.

Management  believes  the  current  gold  assay  results  are  extremely  favorable  compared  to  the  adjacent producing property, Fort Knox Mine, with its values of .03 ounces per ton.

During the three months ended August 31, 2009, the Company’s efforts have been focused on the exploration of the Gil Venture Claims.

1.5  Summary of Quarterly Results

The  following  is  a  summary  of  the  Company’s  financial  results  for  each  of  the  Company’s  eight  most recently completed quarters:

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending

Net Earnings (Loss)

Diluted per share

$

Per Share

August 31, 2009

(86,794)

(0.002)

(0.002)

May 31, 2009

(152,928)

(0.003)

(0.003)

February 28, 2009

(65,557)

(0.001)

(0.001)

November 30, 2008

(130,375)

(0.003)

(0.003)

August 31, 2008

(105,713)

(0.002)

(0.002)

May 31, 2008

(774,025)

(0.02)

(0.02)

February 29, 2008

(165,272)

(0.004)

(0.004)

November 30, 2007

(124,427)

(0.003)

(0.003)

The  changes  in  revenue  during  the  above  eight  quarters  are  due  to  fluctuations  in  oil  and  gas  prices  and  the reduction  in  activity  on  the  oil  and  gas  properties  due  to  the  bankruptcy  of  the  operators  of  one  of  the  wells.

The  changes  in  net  loss  are  due  to  availability  of  funds  from  share  issuances  and  the  timing  of  the  receipt  of

supplier  invoices  for  goods  and  services.    There  is  no  seasonality  in  the  company’s  business  except  for mineral claim exploration and development being restricted to appropriate weather constraints.

1.6  Liquidity

During the three months ended August 31, 2009, we financed our operations and received $623,677 by:

     private placement funds received in the net amount of $532,314; and

     proceeds received from a convertible loan of $91,363.

The  Company’s  cash  position  increased  to  $119,271  at  August  31,  2009  as  compared  to  $79,159  at  May  31,

2009.  These proceeds will mainly be used to fund the 2009 Gil property exploration project.

The  planned  expenditures  or  deferred  costs  for  the  Company’s  portion  of  the  2009  Gil   Exploration  program

is estimated  at approximately at US$330,000 being 20% of the 2009 budget.

1.7  Capital Resources

As  at  August  31,  2009,  the  Company  had  a  working  capital  deficit  of  $213,849  as  compared  to  a  working capital deficit of $393,518 at May 31, 2009.

During  the  three  months  ended  August  31,  2009,  we  used  cash  in  the  amount  of  $208,983  on  operating activities as compared to $100,798 for the same period last year for an increase of $108,185.  The completion

11-  -

of  two  private  placements  and  the  proceeds  from  a  convertible  loan  have  provided  the  Company  with sufficient funding to settle some of its outstanding accounts payable.

During  the  three  moths  ended  August  31,  2009,  the  Company  completed  a  private  placement,  whereby  we

issued  2,120,000  units  at  a  price  of  $0.075  per  unit  for  gross  proceeds  to  the  Company  of  $159,000.   Each

unit  consisted  of  one  common  share  and  one-half  non-transferable  share  purchase  warrant,  two  one-half warrants  entitling  the  holder  to  acquire  one  additional  common  share  of  the  Company  for  a  period  of  one

year  at  a  price  of  $0.10  per  share  for  a  period  of  one  year.   The  Company  incurred  finders’  fees  of  $3,675  in

connection  with  the  private  placement,  which  will  be  included  in  share  issuance  costs.   Share  subscriptions

totaling $115,875 were received during the first quarter of the 2009 fiscal year.

During the period ended August 31, 2009, on August 18, 2009, the Company completed a private placement,

whereby  we  issued  7,042,092  units  at  a  price  of  $0.075  per  unit  for  gross  proceeds  to  the  Company  of

$528,157.    Each  unit  consisted  of  one  common  share  and  one  non-transferable  share  purchase  warrant,

entitling  the  holder  to  acquire  one  additional  common  share  of  the  Company  at  a  price  of  $0.10  per  share  in

the  first  year  and  $0.15  per  share  in  the  second  year.   The  Company  incurred  finders’  fees  of  $34,478  in

connection with the private placement, which will be included in share issuance costs.

During  the  period  ended  August  31,  2009,  on  July  15,  2009,  the  Company  entered  into  two  promissory  note

agreements  with  a  related  party  for  $60,000  and  US$27,000  to  be  paid  on  or  before  June  30,  2010.   The  two

promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009.

The  principal  amounts  are  convertible  into  shares  of  the  Company  at  $0.20  per  share  upon  regulatory

approval.   As at August 31, 2009, the equity component of the convertible loan was valued at $2,770 (2008 -

$nil).  As of August 31, 2009, $596 (2008 - $nil) of interest has been paid to the lender.

Since  its  incorporation,  the  Company  has  financed  its  operations  almost  exclusively  through  the  sale  of  its common  shares  to  investors.  The  Company  expects  to  finance  operations  through  the  sale  of  equity  in  the foreseeable  future  as  it  generates  limited  revenue  from  business  operations.  There  is  no  guarantee  that  the

Company   will   be   successful   in   arranging   financing   on   acceptable   terms.   To   a   significant   extent,   the

Company’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market  prices  for  base  and  precious  metals  and  results  from  the  Company’s  exploration  programs.  The

Company’s ability to attain its  business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to  continue  as  a going  concern  in  order  to  pursue  the  exploration  and  development  of  its  mineral  and  oil  and  gas  properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.  As the Company is  not  earning  significant  revenues  from  operations,  its  principal  source  of  funds  is  from  the  issuance  of common shares.

We  have  been  successful  in  the  past  in  acquiring  capital  through  the  issuance  of  shares  of  our  Common

Stock,  and  through  advances  from  related  parties.  Although  we  intend  to  continue  utilizing  these  sources,

there  has  been  no  assurance  in  the  past  that  these  sources  and  methods  would  continue  to  be  available  in  the

future.    In  the  event  that  no  other  sources  of  capital  were  available  to  us  in  the  future,  on  a  reasonable financial  basis,  we  would  face  the  same  obstacles  as  many  small,  undercapitalized  companies  do,  and,  in  the worst  case,  we  could  be  forced  to  reorganize  or  liquidate,  either  of  which  consequence  would  likely  have  an adverse financial effect upon our shareholders.

In  the  management  of  capital,  the  Company  includes  the  component  of  shareholders’  equity  as  well  as  cash,

receivables, related party receivables and short-term investment balances.

The  Company  manages  the  capital  structure  and  makes  adjustments  to  it  in  light  of  changes  in  economic

conditions  and  the  risk  characteristics  of  the  underlying  assets.   To  maintain  or  adjust  the  capital  structure,

the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of  assets  or  adjust  the  amount  of  cash  and short-term investments, if any.

The Company plans to continue raising funds through sale of capital stock and advances from related parties.

12-  -

1.9  Transactions with Related Parties

Pursuant  to  a  management  agreement  dated  May  1,  1996,  the  Company  engaged  SMR  Investments  Ltd.  to

provide  services  to  the  Company.   SMR  is  a  private  company  which  is  controlled  by  Susanne  Robertson,  a

director  of  the  Company  and  the  spouse  of  the  Company’s  president.   The  Company’s  President  is  also  a

director  and  officer  of  SMR.    SMR  provides  management  services  to  the  Company  in  consideration  of  a monthly  fee  of  $2,500  plus  applicable  taxes.  These  services  include  providing  general  management  services

and  ongoing  operations.    The  agreement  may  be  terminated  by  the  mutual  consent  of  the  parties.  The

Company was  charged  management fees  by SMR of $7,500  during  the  three  month  period  ended August 31,

2009  (2008  -  $7,500).   As  of  August  31,  2009,  $nil  (May  31,  2009  -  $77,883)  was  payable  to  SMR  by  the

Company, and the amount was included in accounts payable and accrued liabilities.

The Company shares office space, staff and service providers with a number of private and public companies

with  several  directors  in  common.    On  June  15,  2006,  the  Company  entered  into  a  lease  agreement  with

Linux  Gold  Corp.  a  company  with  common  officers  and  directors,  to  lease  office  premises  for  the  period  of three  years  and  the  option  to  renew  the  lease  for  an  additional  three-year  term,  in  consideration  for  $16,994 per year.  During the three months ended August 31, 2009 $3,630 (2008 - $3,035) was paid.

In  addition  to  the  above,  the  Company  incurred  the  following  related  party  transactions  during  the  three month  period  ended  August  31,  2009:  directors  fees  of  $4,500  (2008  -  $4,500)  were  paid  to  the  President  of the  Company;  administration  consulting  fees  of  $5,100  (2008  -  $6,600)  were  paid  to  a  director  of  the

Company;  and  secretarial  and  consulting  fees  of  $2,850  (2008  -  $2,850)  were  paid  to  a  director  of  the

Company.    Fees  of  $2,512  (2008  -  $3,758)  were  paid  to  KLR  Petroleum  Ltd.  (which  is  controlled  by  an officer of the Company) for administration of the Company payroll and benefit plan.

During  the  period  ended  August  31,  2009,  on  July  15,  2009,  the  Company  entered  into  two  promissory  note

agreements  with  a  related  party  for  $60,000  and  US$27,000  to  be  paid  on  or  before  June  30,  2010.   The  two

promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009.

The  principal  amounts  are  convertible  into  shares  of  the  Company  at  $0.20  per  share  upon  regulatory

approval.   As at August 31, 2009, the equity component of the convertible loan was valued at $2,770 (2008 -

$nil).  As of August 31, 2009, $596 (2008 - $nil) of interest has been paid to the lender.

The  above  transactions  have  been  in  the  normal  course  of  operations  and  are  recorded  at  their  exchange amounts.

1.13  Changes in Accounting Policies including Initial Adoption

Accounting policies implemented effective June 1, 2008

On   June   1,   2008,   the   Company   adopted   CICA   Handbook   Section   3862,   “Financial   Instruments   –

Disclosures”  (“Section  3862”)  and  Section  3863,  “Financial  Instruments  –  Presentation”  (“Section  3863”).

Section 3862 requires disclosure of detail by financial asset and liability categories.   Section 3863 establishes

standards for presentation of financial instruments and non-financial derivatives.  Section 3863 deals with the classification  of  financial  instruments,  from  the  perspective  of  the  issuer,  between  liabilities  and  equity,  the classification  of  related  interest,  dividends,  losses  and  gains,  and  the  circumstances  in  which  financial  assets and financial liabilities are offset.  See Note 3 for additional details.

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  1535,  “Capital  Disclosures”.   This  section

establishes  standards  for  disclosing  information  about  an  entity’s  objectives,  policies,  and  processes  for managing capital.  See Note 15 for additional details.

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  3031,  “Inventories”,  which  provides  more

guidance   on   the   measurement   and   disclosure   requirements   for   inventories.      Specifically,   the   new

pronouncement  requires  inventories  to  be  measured  at  the  lower  of  cost  and  net  realizable  value,  and provides  guidance  on  the  determination  of  cost  and  its  subsequent  recognition  as  an  expense,  including  any

write-down  to  net  realizable  value.    The  new  section  had  no  material  change  to  the  Company’s  financial position or results of operation.

Accounting policies to be implemented effective June 1, 2009

13-  -

In  February  2008,  the  CICA  issued  Handbook  Section  3064,  “Goodwill  and  Intangible  Assets”,  which replaces  CICA  HB  Section  3062,  “Goodwill  and  Intangible  Assets”,  and  CICA  HB  Section  3450,  “Research

and   Development   Costs”;   and   amendments   to   Accounting   Guideline   (“AcG”)   11,   “Enterprises   in   the

Development  Stage”,  EIC-27,  “Revenues  and  Expenditures  during  the  Pre-operating  Period”,  and  CICA  HB

Section   1000,   “Financial   Statement   Concepts.”     The   standard   intends   to   reduce   the   differences   with

International  Financial  Reporting  Standards  (“IFRS”)  in  the  accounting  for  intangible  assets  and  results  in

closer  alignment  with  U.S.  GAAP.   Under  current  Canadian  standards,  more  items  are  recognized  as  assets

than  under  IFRS  or  U.S.  GAAP.    The  objectives  of  Section  3064  are  to  reinforce  the  principle-based approach  to  the  recognition  of  assets  only  in  accordance  with  the  definition  of  an  asset  and  the  criteria  for asset  recognition;  and  clarify the  application  of  the  concept  of  matching  revenues  and  expenses  such  that  the current  practice  of  recognizing  assets  that  do  not  meet  the  definition  and  recognition  criteria  are  eliminated.

The   standard   will   also   provide   guidance   for   the   recognition   of   internally   developed   intangible   assets

(including   research   and   development   activities),   ensuring   consistent   treatment   of   all   intangible   assets,

whether separately acquired or internally developed.

The new section will be applicable to the Company’s financial statements for its fiscal year beginning June 1,

2009.  The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

Accounting policies not yet adopted

In October 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which establishes new standards  of  accounting  for  business  combinations.  This  is  effective  for  business  combinations  for  which  the acquisition  date is on  or after the beginning of  the first  annual reporting period  beginning  on  or after January

1,  2011.  The  Company  is  considering  early  adoption  to  coincide  with  the adoption  of  IFRS.  This  adoption  is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In  October  2008,  the  CICA  issued  Handbook  Section  1601,  “Consolidated  Financial  Statements”,  and

Section  1602,  “Non-controlling  Interests”,  to  provide  guidance  on  the  preparation  of  consolidated  financial statements  and  accounting  for  non-controlling  interests  subsequent  to  a  business  combination.  The  section  is effective for fiscal years beginning on or after January 2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In  January  2009,  the  CICA  approved  EIC-173,  “Credit  Risk  and  the  Fair  Value  of  Financial  Assets  and

Financial  Liabilities.”  This  guidance  clarified  that  an  entity’s  own  credit  risk  and  the  credit  risk  of  the counterparty  should  be  taken  into  account  in  determining  the  fair  value  of  financial  assets  and  financial liabilities  including  derivative  instruments.  The  Company  has  evaluated  the  new  section  and  determined  that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In  February  2008,  the  Accounting  Standards  Board  announced  that  publicly  accountable  entities  will  be required  to  prepare  financial  statements  in  accordance  with  IFRS  for  interim  and  annual  financial  statements

for  fiscal  years  beginning  on  or  after  January  1,  2011.    The  Company  is  assessing  the  impact  of  the

conversion  from  GAAP  to  IFRS  on  the  financial  statements  and  will  develop  a  conversion  implementation plan.

1.14  Fair Value of Financial Instruments

Financial instruments carrying value and fair value

The  Company’s  financial  instruments  consist  of  cash,  receivables,  investments,  advances  to  and  from related parties, and accounts payable and accrued liabilities.

Cash  is  designated  as  “held-for-trading”  and  measured  at  fair  value.   Receivables  are  designated  as  “loans

and   receivables”.     Investments   are   designated   as   “available-for-sale”.     Accounts   payable   and   accrued

liabilities are designated as “other financial liabilities”.

14-  -

The  carrying  value  of  cash,  receivables,  and  accounts  payable  and  accrued  liabilities  approximate  their  fair

values due to their immediate or short-term maturity.   Investments are recorded at fair value based on quoted

market prices at the balance sheet date.

Foreign exchange risk

The   Company   is   primarily   exposed   to   currency   fluctuations   relative   to   the   Canadian   dollar   through

expenditures  that  are  denominated  in  US  dollars.   Also,  the  Company  is  exposed  to  the  impact  of  currency fluctuations on its monetary assets and liabilities.

The   operating   results   and   the   financial   position   of   the   Company   are   reported   in   Canadian   dollars.

Fluctuations  in  exchange  rates  will,  consequently,  have  an  impact  upon  the  reported  operations  of  the

Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The  Company  is  exposed  to  foreign  currency  risk  through  the  following  financial  assets  and  liabilities denominated in currencies other than Canadian dollars:

Accounts

payable and

accrued

August 31, 2009

Cash

liabilities

US dollars

$

493     $

23,326

Accounts

payable and

accrued

May 31, 2009

Cash

liabilities

US dollars

$

1,210     $

106,319

At   August   31,   2009,   with   other   variables   unchanged,   a   +/-10%   change   in   exchange   rates   would

increase/decrease pre-tax loss by +/- $2,563.

Interest rate risk

The Company is not exposed to significant interest rate risk.

Market risk

The  Company  is  exposed  to  market  risk  arising  from  its  investments  in  and  holdings  of  marketable  equity

securities.   Marketable  securities  are  classified  as  available-for-sale.   The  Company  intends  to  liquidate  the

marketable  securities  when  market  conditions  are  conducive  to  a  sale  of  these  securities.    At  August  31,

2009, with other variables unchanged, a +/- 10% change in equity prices would increase/decrease pre-tax loss by +/- $8.

Credit risk

The Company is exposed to credit risk in the amount of its receivables.

15-  -

Liquidity risk

The  Company  has  no  recent  history  of  profitable  operations  and  its  present  business  is  at  an  early  stage.   As

such, the Company is subject to  many risks common  to  such  enterprises, including under-capitalization,  cash shortages  and  limitations  with  respect  to  personnel,  financial  and  other  resources,  and  the  lack  of  revenues.

The Company has no investments in asset backed commercial paper.

In  order  to  finance  the  Company’s  exploration  programs  and  to  cover  administrative  and  overhead  expenses,

the Company raises money through equity sales, from the exercise of convertible securities, and from the sale

of investments.   There can be no such assurance that it  will be able to obtain  adequate financing  in  the future

or  that  the  terms  of  any  financing  will  be  favourable.   Many  factors  influence  the  Company’s  ability  to  raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration,

the Company’s track record, and the experience and calibre of its management.

1.15  Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

Additional  disclosures  concerning  the  Company’s  deferred  exploration  and  development  costs  and  general and administrative expenses are provided as follows:

During  the  quarter  ended  August  31,  2009,  the  Company  incurred  $258,600  in  exploration  and  development costs.

Disclosure of Outstanding Share Data:

The Company’s authorized share capital consists of:

100,000,000

Common shares without par value

5,000,000

Preferred shares with a $1 par value.

The  Preferred  Shares  have  attached  thereto  a  right  to  receive  dividends  as  determined  by  the  Directors.  The

Preferred  Shares  may  be  issued  in  series,  with  special  rights  and  restrictions  therefore  being  determined  by the Directors, subject to regulatory approval.

Commitments:

Outstanding Stock Options

Options outstanding at August 31, 2009 are as follows:

Number of

Exercise

Number

Options

Expiry Date

Price

of Options

Exercisable

$

November 2, 2011

0.18

25,000

6,250

April 24, 2012

0.15

1,650,000

412,500

November 7, 2012

0.22

25,000

6,250

March 10, 2013

0.21

75,000

18,750

April 23, 2014

0.10

50,000

12,500

1,825,000

456,250

16-  -

Outstanding Share Purchase Warrants

Share purchase warrants outstanding August 31, 2009 are as follows:

Exercise

Number

Expiry Date

Price

of Warrants

$

June 8, 2010

0.10

1,060,000

August 18, 2011

0.10/0.15

7,042,092

8,102,092

As  of  August  31,  2009,  58,749,620  common  shares  were  issued  and  outstanding.  There  were  no  preferred shares issued.

Directors and Officers

As at August 31, 2009, the Company had the following directors and officers:

John Robertson

Director, President, Chief Executive Officer and Secretary

Jennifer Lorette

Director

Susanne Robertson

Director

Monique Van Oord

Director and Chief Financial Officer

On October 30, 2009, Mr. Larry Gold was appointed to the Board of Directors of the Company.

The Company is dependent on a small number of key directors and officers. Loss of any one of those persons

could  have   an  adverse   affect  on   the  Company;  however,  the  Company  does  not  maintain  “key-man”

insurance with respect to any of its management.

Conflicts of Interest

Officers  and  directors  of  the  Company  are  officers  and/or  directors  of,  or  are  associated  with  other  public companies.  Such  associations  may  give  rise  to  conflicts  of  interest.  The  directors  are  required  by  law,

however,  to  act  honestly  and  in  good  faith  with  a  view  to  the  best  interests  of  the  Company  and  its shareholders  and  to  disclose  any  personal  interest  which  they  may  have  in  any  material  transaction  which  is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Disclosure Controls and Procedures

The  Company  realizes  the  importance  of  establishing  and  maintaining  internal  controls  and  has  designed,  or has  caused  to  be  designed  under  its  supervision,  disclosure  controls  and  procedures  in  order  to  provide reasonable assurance that material information relating to the Company is made known to them.

The  internal  controls  are  reviewed  periodically  by  the  Audit  Committee  and  the  Board  of  Directors  and

potential weaknesses have become apparent, namely that the Company's small size prohibits:

1.    the complete separation of incompatible duties; and

2.    retaining  specialized  staff  with  respect  to  current  income  tax,  complex  accounting  matters  and financial reporting,

and  therefore  the  Company  has  chosen  to  utilize  outside  assistance  with  respect  to  these  matters  to  ensure weaknesses  are  rectified  as  they  become  known.  There  has  been  no  change  in  the  Company’s  disclosure controls and procedures or in the Company’s internal control over financial reporting that occurred during the most  recently  completed  quarter  that  has  materially  affected,  or  is  reasonably  likely  to  materially  affect,  the

Company’s disclosure controls and procedures or internal control over financial reporting.

17-  -

Caution on Forward-Looking Statements

Certain statements contained in this report on Form 51-102F1 constitute "forward-looking statements." These statements,  identified  by  words  such  as  “plan,”  "anticipate,"  "believe,"  "estimate,"  "should,"  "expect"  and similar  expressions  include our  expectations  and  objectives  regarding  our  future  financial  position,  operating results and business strategy. These statements reflect the current views of management with respect to future

events and are subject to risks, uncertainties and other factors.   The Company's actual results, performance or

achievements   could   differ   materially   from   those   expressed   in,   or   implied   by,   these   forward-looking

statements,  including  those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and

Analysis  and  Material  Change  Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at

www.sedar.com,  and  those  described  in  the  Company’s  Form  20-F  for  the  fiscal  year  ended  May  31,  2008,

and  other  current  reports,  filed  with  the  Securities  and  Exchange  Commission,  available  at  www.sec.gov.

Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the  amount  of  proceeds,  that  the

Company will derive therefrom.

Readers  are  cautioned  that  the  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written  or oral, attributable to  the Company or persons acting  on its behalf are expressly qualified  in their  entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this document  are  made  as  at  the  date  of  this  document  and  the  Company  does  not  undertake  any  obligation  to update  publicly  or  to  revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The  Board  of  Directors  of  the  Company  has  approved  the  disclosure  contained  in  this  MD&A.   A  copy  of

this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com

18-  -